Reinsurance Group of America, Incorporated
John W. Hayden
Senior Vice President - Controller

May 11, 2018

VIA EDGAR

Ms. Sasha Parikh
Mr. Jim Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-11848

Dear Ms. Parikh and Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated May 2, 2018, regarding the above-referenced filing of the Company. This letter sets forth the comments from the Staff in boldface and the Company’s responses follow in ordinary type.

Form 10-K for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 16. Short Duration contracts, Page 148

1.
Please provide us the information required by ASC 944-40-50-3 separately by short duration and long duration contracts, and tell why you did not include this information in the notes to the consolidated financial statements.

We considered the requirements of ASC 944-40-50-3 and concluded that the liability for unpaid claims and the additional information required in the rollforward are not material to the Company’s consolidated financial statements. As disclosed in Note 16, the Company’s liability for future policy benefits and other policy claims and benefits was $27.4 billion as of December 31, 2017, of which $2.6 billion was related to the Company’s liability for unpaid claims for long and short duration contracts. As of December 31, 2017 and 2016, the liability for unpaid claims for short duration contracts was approximately $400 million, and typically represents only 1% to 2% of the Company’s liability for future policy benefits and other claims and benefits.
The Company acknowledges that a rollforward is required for all contracts under ASC 944, including long duration contracts. However, unpaid claims for long duration contracts are normally immaterial compared to total long duration reserves, as the total liability for future policy benefits and other policy claims and benefits for long duration contracts is based on the present value of future benefits to be paid. As of December 31, 2017, the liability for unpaid claims for long duration contracts was approximately $2.2 billion of the Company’s total liability for future policy benefits and other claims and benefits. In addition, incurred claims are typically paid shortly after the insured event (e.g., death of a policyholder), and are not adjusted after a claim is submitted. Based on the nature of the Company’s long duration business, consisting primarily of individual and group life reinsurance, we concluded the requirements of ASC 944-40-50-3 are immaterial to the total liability for future policy benefits and other policy claims and benefits.

Mr. Jim B. Rosenberg
May 11, 2018

2.
Please refer to the reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expense in the consolidated balance sheet as of December 31, 2017. Regarding the adjustment “effect of discounting and unallocated claims adjustment expense,” provide us the amount related to unallocated claims adjustment expense and tell us why this adjustment is a deduction in the reconciliation.

The reconciling item labeled “Effect of discounting and unallocated claims adjustment expense”, includes the effect of discounting totaling $151.3 million offset by unallocated claims adjustment expenses of $5.0 million. The Company did not consider the unallocated claims adjustment expenses to be material to the reconciliation and reported the reconciling items on a net basis within the reconciliation. In future annual filings, the Company will present the effects of discounting and unallocated claims adjustment expense separately within the reconciliation to clarify the effects of these reconciling items.

* * * * *

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President - Controller

cc:	Todd C. Larson
Clifford R. Jenks, Esq.